Exhibit 99.1

MAXEON SOLAR TECHNOLOGIES, LTD.
(Incorporated in the Republic of Singapore) (Company Registration Number: 201934268H) (the "Company")
______________________________________________________________________

NOTICE IS HEREBY GIVEN that the Annual General Meeting ("AGM") of the Company will be held by way of electronic means on Tuesday, 31 August 2021 at 9:00p.m. (Singapore time) to transact the following business:

ORDINARY BUSINESS

1.To receive and adopt the Directors’ Statement and Audited Financial Statements for the financial period ended 3 January 2021 and the Auditor’s Report thereon.

2.To elect Mr. Steven Robert Leonard as a Director pursuant to Regulation 94 of the Constitution of the Company. (See Explanatory Note 1)

3.To approve Mr. Steven Robert Leonard’s Directors' annual fees of US$300,000 to be paid pro rata on a quarterly basis, based on the Company’s Outside Director Compensation Policy. (See Explanatory Note 2)

4.To re-appoint Ernst & Young LLP as the Company’s auditors and to authorise the Audit Committee of the Board of Directors to fix their remuneration.

SPECIAL BUSINESS

5.To consider and, if thought fit, to pass with or without any amendments the following as an Ordinary Resolution:-

"Authority to issue shares

THAT pursuant to Section 161 of the Companies Act (Chapter 50 of Singapore) (the “Companies Act”), but subject otherwise to the provisions of the Companies Act and the Constitution of the Company:-

a.Authority be and is hereby given to the Directors of the Company:-

i.to allot and issue shares in the capital of the Company (“shares”) whether by way of rights, bonus or otherwise; and/or

ii.to make or grant offers, agreements options or other instruments (collectively, “Instruments”) that might or would require shares to be allotted and issued, including but not limited to the creation and issuance of (as well as adjustments to) securities, warrants, rights, units, purchase contracts, debentures or other instruments convertible into or exercisable for shares, at any time to and/or with such persons and upon such terms and conditions and for such purposes as the Directors may in their absolute discretion deem fit, and with such rights or restrictions as the Directors may think fit to impose and as are set forth in the Constitution of the Company;

b.Allot and issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force (notwithstanding the authority conferred by this Resolution may have ceased to be in force); and

c.Unless revoked or varied by the Company in general meeting, the authority conferred by this Resolution shall continue in force until (i) the conclusion of the next annual general meeting of the Company, or (ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held, whichever is the earlier. (See Explanatory Note 3)"

6.To consider and, if thought fit, to pass with or without any amendments the following as a Special Resolution:-

"Renewal of FPTC Share Purchase Mandate

THAT pursuant to Section 76D(9) of the Companies Act and Regulation 12(B) of the Constitution of the Company:-

a.Authority be and is hereby given to the Company to purchase or acquire such Number of Shares (as defined under the pre-paid forward share purchase transaction entered into on 17 July 2020 with Merrill Lynch International (“MLI”) (as amended to date, the “Pre-Paid Forward Transaction”) Pre-Paid Forward Transaction) which shall not in aggregate exceed 20% of the total number of ordinary shares in the share capital of the Company as at the date hereof (in aggregate with the MLI Buyback Shares (as defined in Resolution 7)) (the “FPTC Buyback Shares”) from MLI (the “FPTC Share Buyback”) in accordance with the terms and conditions set out in the Pre-Paid Forward Transaction;

b.The FPTC Share Buyback shall be effected in accordance with the terms and conditions set out in the Pre-Paid Forward Transaction entered into between the Company and MLI which terms and conditions are hereby authorized and approved (the “FPTC Share Buyback Mandate”);

c.Unless varied or revoked by a special resolution of the Company (with no votes being cast by MLI and its associated persons) in general meeting, the authority conferred on the Directors pursuant to the FPTC Share Buyback Mandate shall take effect from the passing of this Resolution and continue in force until (i) the date of the Company’s next annual general meeting, (ii) the date on which the Company’s next annual general meeting is required by law to be held or (iii) the date on which the FPTC Buyback Shares are purchased or acquired, whichever is the earliest;

d.The FPTC Share Buyback be made by the Company for an aggregate purchase price of US$40.0 million being the Prepayment Amount (as defined in the Pre-Paid Forward Transaction) which amount has already been pre-paid in cash in accordance with the terms and conditions of the Pre-Paid Forward Transaction, to be made entirely out of the capital or profits of the Company, and be funded through internal and/or external sources of funds (or any combination thereof);

e.The financial effect of the FPTC Share Buyback pursuant to the original FPTC Share Buyback Mandate is a reduction in cash reserves of the Company in the amount of

US$40.0 million, being the Prepayment Amount and there will be no further financial effect of the proposed FPTC Share Buyback;

f.The FPTC Buyback Shares be cancelled upon completion of the FPTC Share Buyback; and

g.Any Director be severally authorized and empowered to do or cause to be done all such acts or things and to sign and deliver, or cause to be signed and delivered, all such documents and agreements, in the name of and on behalf of the Company, as such Director may deem necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions. (See Explanatory Note 4)"

7.To consider and, if thought fit, to pass with or without any amendments the following as a Special Resolution:-

"Renewal of MLI Share Buyback Mandate.

THAT pursuant to Section 76D(9) of the Companies Act and Regulation 12(B) of the Constitution of the Company:-

a.Authority be and is hereby given to the Company to purchase or acquire such Number of Shares (as defined in the amended and restated physical delivery share forward transaction entered into on 8 September 2020 by the Company with MLI (as amended to date, the “Physical Delivery Forward Transaction”)) which shall not in aggregate exceed 20% of the total number of ordinary shares in the share capital of the Company as at the date hereof (in aggregate with the FPTC Buyback Shares) (the “MLI Buyback Shares”) from MLI (the “MLI Share Buyback”) in accordance with the terms and conditions set out in the Physical Delivery Forward Transaction;

b.The MLI Share Buyback shall be effected in accordance with the terms and conditions set out in the Physical Delivery Forward Transaction entered into between the Company and MLI which terms and conditions are hereby authorized and approved (the “MLI Share Buyback Mandate”);

c.Unless varied or revoked by a special resolution of the Company (with no votes being cast by MLI and its associated persons) in general meeting, the authority conferred on the Directors pursuant to the MLI Share Buyback Mandate shall take effect from the passing of this Resolution and continue in force until (i) the date of the Company’s next annual general meeting, (ii) the date on which the Company’s next annual general meeting is required by law to be held or (iii) the date on which the MLI Buyback Shares are purchased or acquired, whichever is the earliest;

d.The MLI Share Buyback be made by the Company for no consideration in accordance with the terms and conditions of the Physical Delivery Forward Transaction and accordingly neither the capital nor profits of the Company will be utilized to fund the MLI Share Buyback. Accordingly, there is no financial effect of the MLI Share Buyback pursuant to the proposed MLI Share Buyback Mandate on the cash reserves of the Company and the MLI Share Buyback will have negligible impact on the Company’s financial position;

e.The MLI Buyback Shares be cancelled upon completion of the MLI Share Buyback; and

f.Any Director be severally authorized and empowered to do or cause to be done all such acts or things and to sign and deliver, or cause to be signed and delivered, all such documents and agreements, in the name of and on behalf of the Company, as such Director may deem necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions. (See Explanatory Note 5)"

By Order of the Board

/s/ Jeffrey William Waters

Name: Jeffrey William Waters
Chief Executive Officer
6 August 2021

Explanatory Notes:

1.Mr. Leonard currently serves as an independent non-executive director at Singapore Post Ltd. (SingPost), an international leader in e-commerce logistics and services, and AsiaSat, a privately held Hong Kong-based satellite operator. He serves on the advisory boards of several universities and organizations, including Cambridge Innovation Capital, a deep-tech focused venture capital firm with strong links to the University of Cambridge in England. Mr. Leonard is an international leader with more than 30 years currently serving as CEO of Singularity University. Prior to that, Leonard was founding CEO of SGInnovate, a private limited company wholly-owned by the Singapore Government. Prior to founding SGInnovate, Leonard served three years as the Executive Deputy Chairman of the Infocomm Development Authority (IDA), a Singapore Government statutory board under the purview of Singapore’s Ministry of Communications and Information. Prior to joining Singapore Government in 2013, he held executive leadership roles in Europe and Asia for two decades with several global technology companies including EMC, Symantec and EDS.

2.Based on the Company’s Outside Director Compensation Policy, Mr. Leonard’s annual fees shall be paid on a quarterly basis in the form of one-third in cash and two-thirds in restricted stock units. The Company’s Outside Director Compensation Policy was adopted by Ordinary Resolution by the Company on August 25 2020.

3.The Ordinary Resolution proposed in Item 5 above is to authorise our Directors to issue ordinary shares and make or grant offers, agreements or options that might or would require the issuance of ordinary shares.

4.On 17 July 2020, the Company entered into the pre-paid forward share purchase transaction with Merrill Lynch International (“MLI”) (as amended to date, the “Pre-Paid Forward Transaction”) in order to facilitate certain privately negotiated transactions whereby holders of the 6.50% green convertible notes (the “2020 Convertible Notes”) would be able to hedge their investment in accordance with the terms and conditions of such Pre-Paid Forward

Transaction. Under the terms of the Pre-Paid Forward Transaction, the Company has the right to repurchase from time to time until July 2025 up to 2,528,211 ordinary shares of the Company. The repurchase amount has already been pre-paid in accordance with the terms of the Pre- Paid Forward Transaction. The settlement of the Pre-Paid Forward Transaction by delivery of physical shares in the capital of the Company constitutes a share buyback under the Companies Act which must be approved by a special resolution of shareholders with no votes being cast by MLI and its associated persons . It is intended that shareholder approval of the share buyback be sought annually and, subject to such approval, the Pre-Paid Forward Transaction amended accordingly to reflect the amount of the shares to be bought back in accordance with its terms in the event the repurchase is exercised.

5.On 8 September 2020, the Company entered into an amended and restated physical delivery share forward transaction with MLI (as amended to date, the “Physical Delivery Forward Transaction”) in order to facilitate certain privately negotiated transactions whereby holders of the 2020 Convertible Notes would be able to hedge their investment. Under the terms of the Physical Delivery Forward Transaction, MLI agreed to deliver such ordinary shares of the Company to the Company or a third party trustee designated by the Company for no consideration on or around the maturity of the 2020 Convertible Notes, subject to and in accordance with the terms of the Physical Delivery Forward Transaction. The settlement of the Physical Delivery Forward Transaction by delivery of physical shares in the capital of the Company constitutes a share buyback under the Companies Act which must be approved by a special resolution of shareholders with no votes being cast by MLI and its associated persons. It is intended that shareholder approval of the share buyback be sought annually and, subject to such approval, the Physical Delivery Forward Transaction amended accordingly to reflect the amount of the shares to be bought back in accordance with its terms in the event the delivery is exercised.

IMPORTANT: PLEASE READ THE NOTES ON THE FOLLOWING PAGES

NOTES TO NOTICE OF AGM:

1.Measures to Minimise Risk of Community Spread of 2019 Novel Coronavirus ("Covid-19"):

This AGM will be held by electronic means pursuant to the Covid-19 (Temporary Measures) (Alternative Arrangements for Meetings for Companies, Variable Capital Companies, Business Trusts, Unit Trusts and Debenture Holders) Order 2020. Printed copies of this Notice, Audited Financial Statements for the financial period ended 3 January 2021, and Proxy Form will generally not be sent to shareholders. Instead, they will be sent to shareholders by electronic means, to an email address notified by the shareholders to the Company and via publication on www.virtualshareholdermeeting.com/MAXN2021. If the Company is unable to send such documents via electronic means to a shareholder, printed copies of such documents will be sent to such shareholder in accordance with the Constitution of the Company.

In view of the evolving Covid-19 situation, the Company is arranging for a live webcast and live audio feed of the AGM proceedings (the "Live AGM Webcast" or the "Live AGM Audio Feed") which will take place on Tuesday, 31 August 2021 at 9:00 p.m. (Singapore time) in place of a physical AGM. Shareholders will be able to watch and/or listen to the AGM proceedings through the Live AGM Webcast or the Live Audio Feed, and the Company will not accept any physical attendance by shareholders. Any shareholder seeking to attend the AGM physically in person will be turned away.

Shareholders will be able to participate in the AGM in following manner set out in the paragraphs below.

a.Live AGM Webcast and Live AGM Audio Feed:

Shareholders may watch or listen to the AGM proceedings through the Live AGM Webcast or the Live AGM Audio Feed. To do so, shareholders will need a 16-digit control number included in their Notice of Internet Availability, proxy card, or voting instruction form. The AGM will begin promptly at 9:00 p.m. (Singapore time) on 31 August 2021. Shareholders are encouraged to access the virtual meeting website prior to the start time. Online check-in will begin at 8:45 p.m. (Singapore time), and shareholders should allow ample time to ensure their ability to access the meeting.

Shareholders must not forward the link to the AGM to other persons who are not shareholders of the Company and who are not entitled to attend the AGM. This is also to avoid any technical disruptions or overload to the Live AGM Webcast and the Live AGM Audio Feed.

b.Submission of Proxy Forms to Vote:

Shareholders will not be able to vote during the Live AGM Webcast or the Live AGM Audio Feed on the resolutions to be tabled for approval at the AGM. Shareholders who wish to exercise their votes must submit a proxy form to appoint the Chairman of the AGM to cast votes on their behalf.

Shareholders (whether individual or corporate) appointing the Chairman of the AGM as proxy must give specific instructions as to his manner of voting, or abstentions from voting, in the proxy form, failing which the appointment will be treated as invalid.

Shareholders may submit their proxy forms through the following means: (a) via internet before the meeting at www.proxyvote.com up until 9:00 p.m. on 28 August 2021 (Singapore time); or (b) by mail by marking, signing and dating the proxy card and returning it in the postage-paid envelope provided or to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

c.Submission of Questions:

Shareholders may submit questions live during the Live AGM Webcast or the Live AGM Audio Feed via the text in the “ask a question” box. Shareholders may submit questions prior to the AGM via this link: https://corp.maxeon.com/contact-ir. The Company will endeavour to address the substantial and relevant questions before or at the AGM.

d.Other Notes:

As the Covid-19 pandemic continues to evolve, further measures and/or changes to the AGM arrangements may be made on short notice in the ensuing days, even up to the day of the AGM. Please check the website at www.virtualshareholdermeeting.com/MAXN2021 for updates. The Company seeks the understanding and cooperation of all shareholders in enabling the Company to hold the AGM with the optimum safe distancing measures to minimise the risk of community spread of Covid-19.

2.Personal Data Privacy:

By submitting an instrument appointing a proxy(ies) and/or representative(s) to attend, speak and vote at the AGM and/or any adjournment thereof, a member of the Company (a) consents to the collection, use and disclosure of the member’s personal data, such as but not limited to name, date of birth and address (postal and electronic address) of the member as well as number of shares held by the Company (or its agents or service providers) for the purpose of the processing, administration and analysis by the Company (or its agents or service providers) of proxies and representatives appointed for the AGM (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the AGM (including any adjournment thereof), and in order for the Company (or its agents or service providers) to comply with any applicable laws, rules, regulations and/or guidelines (collectively, the "Purposes"), (b) warrants that where the member discloses the personal data of the member’s proxy(ies) and/ or representative(s) to the Company (or its agents or service providers), the member has obtained the prior consent of such proxy(ies) and/or representative(s) for the collection, use and disclosure by the Company (or its agents or service providers) of the personal data of such proxy(ies) and/or representative(s) for the Purposes.NOTICE IS HEREBY GIVEN that the Annual General Meeting ("AGM") of the Company will be held by way of electronic means on Tuesday, 31 August 2021 at 9:00p.m. (Singapore time) to transact the following business:

Your **Vote** Counts!

MAXEON SOLAR TECHNOLOGIES, LTD

Annual General Meeting
Vote by August 28, 2021
9:00 PM ST

MAXEON SOLAR TECHNOLOGIES, LTD
8 MARINA BOULEVARD
#05-02 MARINA BAY FINANCIAL CENTRE
SINGAPORE, 018981, SINGAPORE

D58047-P60557

You invested in MAXEON SOLAR TECHNOLOGIES, LTD and it's time to vote!

You have the right to vote on proposals being presented at the Annual General Meeting. **This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on August 31, 2021.**

Get informed before you vote

View the Notice and Proxy Statement and Audited Financial Statements online OR you can receive a free paper or email copy of the material(s) by requesting prior to August 17, 2021. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.

For complete information and to vote, visit **www.ProxyVote.com**

Control #

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Point your camera here and vote without entering a control number

Attend the Meeting*

August 31, 2021
9:00 p.m. (Singapore time)

Virtually at:
www.virtualshareholdermeeting.com/MAXN2021

*Please check the meeting materials for any special requirements for meeting attendance.

V1

Vote at www.ProxyVote.com

THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items	Board Recommends
1. To receive and adopt the Directors' Statement and Audited Financial Statements for the financial period ended 3 January 2021 and the Auditor's Report thereon.	For
2. To elect Mr. Steven Robert Leonard as a Director pursuant to Regulation 94 of the Constitution of the Company.	For
3. To approve Mr. Steven Robert Leonard's Directors' annual fees of US$300,000 to be paid pro rata on a quarterly basis, based on the Company's Outside Director Compensation Policy.	For
4. To re-appoint Ernst & Young LLP as the Company's auditors and to authorise the Audit Committee of the Board of Directors to fix their remuneration.	For
5. To authorise Directors to issue shares.	For
6. To approve the renewal of FPTC Share Purchase Mandate.	For
7. To approve the renewal of MLI Share Buyback Mandate.	For

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click "Sign up for E-delivery".

D58048-P60557

MAXEON SOLAR TECHNOLOGIES, LTD
8 MARINA BOULEVARD
#05-02 MARINA BAY FINANCIAL CENTRE
SINGAPORE, 018981, SINGAPORE

SUBMISSION OF PROXY FORMS

BY INTERNET
Go to **www.proxyvote.com**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 9:00 p.m. on August 28, 2021 (Singapore time). Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D58033-P60557

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

MAXEON SOLAR TECHNOLOGIES, LTD

The Board of Directors recommends you vote FOR the following proposals:	**For**	**Against**	**Abstain**
1. To receive and adopt the Directors' Statement and Audited Financial Statements for the financial period ended 3 January 2021 and the Auditor's Report thereon.	☐	☐	☐
2. To elect Mr. Steven Robert Leonard as a Director pursuant to Regulation 94 of the Constitution of the Company.	☐	☐	☐
3. To approve Mr. Steven Robert Leonard's Directors' annual fees of US$300,000 to be paid pro rata on a quarterly basis, based on the Company's Outside Director Compensation Policy.	☐	☐	☐
4. To re-appoint Ernst & Young LLP as the Company's auditors and to authorise the Audit Committee of the Board of Directors to fix their remuneration.	☐	☐	☐
5. To authorise Directors to issue shares.	☐	☐	☐
6. To approve the renewal of FPTC Share Purchase Mandate.	☐	☐	☐
7. To approve the renewal of MLI Share Buyback Mandate.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

IMPORTANT:

For the purpose of determining the number of votes which a member (through his/her/its proxy) may cast at the AGM, the reference to shares held or represented shall, in relation to shares of that member, be the number of shares entered against his name in the Register of Members as at seventy-two hours before the time of the AGM.

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement and Audited Financial Statements are available at www.proxyvote.com.

D58034-P60557

ANNUAL GENERAL MEETING PROXY FORM

I/We,______________________________(member's name) ______________________(member's NRIC/Passport Number/Company Registration Number) being a Member of the above-named Company hereby appoint the Chairman of the AGM, as my/our proxy to vote for me/us on my/our behalf, at the AGM of the Company to be convened and held by way of electronic means on Tuesday, 31 August 2021 at 9:00 p.m. (Singapore time) and at any adjournment thereof.

I/We direct my/our proxy to vote for or against or abstain from voting for the resolutions to be proposed at the AGM as indicated on the reverse side.

The Chairman will vote as directed by the member, but if no direction is given it will be voted "FOR" all proposals.